June 19, 2020
Via E-mail

Gary Simon, Esq.
Hughes Hubbard & Reed LLP
One Battery Park Plaza, 12th Floor
New York, NY 10004

       Re:     Broadway Financial Corporation
               PRRN14A Revised Preliminary Proxy Statement on Schedule 14A Filed June 18, 2020 by The Capital Corps, LLC et al.
               File No. 001-39043

               Amendment No. 5 to Schedule 13D
               Filed May 29, 2020 by The Capital Corps, LLC et al. File No. 005-46823

Dear Mr. Simon:

      We have reviewed the above-captioned filings and your response dated June 18, 2020.
We have the following comment.

Amendment No. 5 to Schedule 13D

1. We have considered your response to comment 8 and are unable to agree with your assertion that the participants have "not engaged in any solicitation." Please note that a solicitation is not predicated on a party filing a definitive proxy statement. Rather, a solicitation includes the furnishing of a communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy. See Rule 14a-
   1(l)(1)(iii).

                                              * * *
       Please direct any questions to me at (202) 551-7951. You may also contact Perry Hindin,
Special Counsel, at (202) 551-3444.


                                                             Sincerely,

                                                             /s/ Joshua
Shainess

                                                             Joshua Shainess
                                                             Special Counsel
                                                             Office of Mergers
and Acquisitions